UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                  Voice Powered Technology International, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    92861H107
              ----------------------------------------------------
                                 (CUSIP Number)

                             Gregory J. Winsky, Esq.
                c/o Franklin Electronic Publishers, Incorporated
                               One Franklin Plaza
                     Burlington Plaza, New Jersey 08016-4907
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61990317                                                        Page 2
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Franklin Electronic Publishers, Incorporated
      22-2476703
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      OO
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      State of Pennsylvania
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                  7     Sole Voting Power
  Number of
   Shares               74,196,288
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        74,196,288
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      74,196,288
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      82.2%
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14    Type of Reporting Person

      CO
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 is being filed to reflect the acquisition of additional shares as described in Items 3-6 and changes in the executive officers and directors of Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the "Reporting Person").

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Source and Amount of Funds or Other Consideration.

      Effective as of May 12, 1998, pursuant to an Amended Disclosure Statement and Plan of Reorganization (the "Plan") which was filed by Voice Powered Technology International, Inc. (the "Issuer") and the Reporting Person with the United States Bankruptcy Court for the Central District of California under the provisions of Chapter 11 of the Bankruptcy Code, the Reporting Person was issued 72,196,288 shares (the "Shares") of the Issuer's Common Stock in exchange for the Reporting Person's pre-petition secured claim in the amount of $1,733,990.

      The Plan is attached hereto as Exhibit 1 and incorporated by reference in its entirety.

Item 4. Purpose of Transaction.

      The Shares were acquired in accordance with the provisions of the Plan, which is attached hereto as Exhibit 1 and incorporated by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person owns beneficially 74,196,288 shares of Common Stock, or approximately 82.2% of the outstanding Common Stock, based on 90,245,360 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed with the Securities and Exchange Commission on August 19, 1998.

      (b) The Reporting Person has the sole power to vote or dispose of the Shares.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Plan is attached hereto as Exhibit 1 and incorporated by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 -- Amended Disclosure Statement and Plan of Reorganization for
                   Voice Powered Technology International, Inc. dated as of January 21, 1998.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: October 23, 1998

                                            FRANKLIN ELECTRONIC
                                            PUBLISHERS, INCORPORATED


                                            By  /s/ Gregory J. Winsky
                                                --------------------------------
                                                Name:  Gregory J. Winsky
                                                Title: Senior Vice President
                                                       and General Counsel

                                   SCHEDULE A

                                              Position with
Name and                                      Franklin Electronic         Present Principal
Business Address               Citizenship    Publishers, Incorporated    Occupation
----------------               -----------    -------------------------   ----------
Edward H. Cohen                U.S.A.         Director                    Partner,
Rosenman & Colin LLP                                                      Rosenman & Colin LLP
575 Madison Avenue
New York, NY  10022

H. Andrew Cross                U.S.A.         Chief Executive Officer     Chief Executive Officer and
Franklin Electronic                           and President               President of the Issuer
Publishers, Incorporated
One Franklin Plaza
Burlington, NJ  08016

Bernard Goldstein              U.S.A.         Director                    Managing Director,
Broadview Associates, L.P.                                                Broadview Associates, L.P.
1 Bridge Plaza
Ft. Lee, NJ  07024

Barry J. Lipsky                U.S.A.         Director and Executive      Executive Vice President of
Franklin Electronics                          Vice President              the Issuer
Publishers, Incorporated
One Franklin Plaza
Burlington, NJ  08016

Leonard M. Lodish              U.S.A.         Director                    Professor of Marketing,
The Wharton School                                                        Wharton School of the
University of Pennsylvania                                                University of Pennsylvania
Philadelphia, PA  19022

James Meister                  U.S.A.         Director                    President and Chief Executive
Kings' Supermarkets, Inc.                                                 Officer, Kings' Supermarkets,
2 Dedrick Place                                                           Inc.
West Caldwell, NJ 07006

Howard L. Morgan               U.S.A.         Director                    President,
Arca Group, Inc.                                                          Arca Group, Inc.
764 Mt. Moro Road
Villanova, PA  19085

Jerry R. Schubel               U.S.A.         Director                    President,
New England Aquarium                                                      New England Aquarium
Central Wharf
Boston, MA  02110

James H. Simons                U.S.A.         Director                    Chairman of the Board,
Renaissance Technologies                                                  Renaissance Technologies Corp.
Corp.
800 Third Avenue
New York, NY  10022

William H. Turner              U.S.A.         Director                    President, PNC Bank, New
Franklin Electronic                                                       Jersey
Publishers, Incorporated
One Franklin Plaza
Burlington, NJ  08016

Gregory J. Winsky              U.S.A.         Senior Vice President       Senior Vice President and
Franklin Electronic                           and General Counsel         General Counsel of the Issuer
Publishers, Incorporated
One Franklin Plaza
Burlington, NJ  08016

Exhibit 1 -- Amended Disclosure Statement and Plan of Reorganization for Voice
             Powered Technology International, Inc. dated as of January 21, 1998 (Incorporated by reference to Exhibit 10.8 to the Voice Powered Technology International, Inc. Form 10-KSB for the fiscal year ended December 31, 1997).